EXHIBIT 12
HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December
(Thousands of Dollars)

	2010	2009	2008	2007	2006

Earnings available for fixed charges:
Net earnings	$397,752	374,930	306,766	333,003	230,055
Add:
Fixed charges	96,082	76,124	61,688	46,917	39,055
Taxes on income	109,968	154,767	134,289	129,379	111,419

Total	$603,802	605,821	502,743	509,299	380,529

Fixed charges:
Interest expense	$82,112	61,603	47,143	34,618	27,521
Rental expense representative of interest factor	13,970	14,521	14,545	12,299	11,534

Total	$96,082	76,124	61,688	46,917	39,055

Ratio of earnings to fixed charges	6.28	7.96	8.15	10.86	9.74